Exhibit 4.31

Mr. Junaide Lalgy

Associação Black Bulls

Strictly private and confidential

Dublin
February 18, 2025

Subject: Letter of Intent for Strategic Investment in Associação Black Bulls

Dear Mr. Lalgy,

We are pleased to outline the principal terms and conditions under which Brera Holdings PLC (“Brera” or “we”) proposes to acquire up to a 50% interest in Associação Black Bulls (“Black Bulls” or the “Club”). This Letter of Intent (“LOI”) provides a non-binding summary of the proposed transaction and is subject to further negotiation, execution of definitive agreements, and necessary approvals from relevant governing bodies.

1.	Purpose

Brera and Black Bulls recognize the immense talent and potential within African and Mozambican football. Through this strategic investment (the “Partnership”) together with Black Bulls Brera aims to enhance the development of African players and provide pathways for their success on the global stage. Brera’s international network of teams and relationships, including those in Europe, will serve as a critical bridge to amplify these opportunities.

2.	Investment & Co-Ownership

Brera Holdings intends to acquire a strategic interest of up to 50% in Black Bulls and will become a co-owner, providing additional financial support to bolster Mr. Lalgy’s significant investment and leadership in Mozambican football. Funding from Brera, a Nasdaq-listed company, will contribute to infrastructure development, player training programs, and broader initiatives to elevate the sport in the region.

Brera acknowledges the ongoing capital requirements of the Black Bulls and commits to supporting the Club with additional capital contributions in future years, to be mutually agreed upon by the parties.

3.	Strategic Vision

Our shared commitment extends beyond financial investment. Brera and Black Bulls will collaborate to:

●	Establish elite training and development programs for young African talent

●	Strengthen Mozambique’s football ecosystem by integrating best practices from Brera’s global operations

●	Create international opportunities for African and Mozambican players through Brera’s network of clubs and partners

●	Foster long-term sustainability for the sport within the country and across Africa

4.	Due Diligence & Next Steps

To be discussed.

5.	Exclusivity

To be discussed.

6.	Closing Conditions

Closing of the transaction will be conditional upon obtaining any approvals or consents required under applicable laws or regulations, if any.

If you agree with the above terms and conditions, please return a signed copy of this Letter of Intent for acceptance before 5 p.m. ET on February 20, 2025.

We look forward to solidifying this partnership and making a lasting impact on the future of Mozambican and African football.

Sincerely,

/s/ Daniel McClory
Daniel McClory
Executive Chairman
Brera Holdings PLC

Acknowledged and Agreed:

/s/ Junaide Lalgy
Junaide Lalgy
Associação Black Bulls